File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 3, 2006

Press Release

Vitro Reaches Agreement with Libbey Inc. to Sell its Stake in Vitrocrisa

Garza Garcia, Nuevo Leon, Mexico, April 3, 2006.- Vitro, S.A. de C.V. (NYSE: VTO and BMV: VITROA) announced today that it has reached an agreement to sell its 51 percent interest in Vitrocrisa Holdings, S de R.L. de C.V. and related companies (Vitrocrisa) to Libbey Inc., which currently owns 49 percent of this Mexico based joint venture formed in 1997.

The Equity sale for US$80 million plus an additional US$23 million of intercompany payables and account receivables will represent a total inflow of US$103 million to Vitro. In addition, there will be a real state swap with Libbey. As of December 31, 2005 Vitrocrisa had a total debt of US$67 million which will be refinanced by Libbey.

After the transaction is completed, Libbey Inc. will become the sole owner of this Mexican operation.

“We are very pleased with this important transaction. The sale is consistent with Vitro’s Strategic Plan aimed at reducing the holding company debt and strengthening our financial position and operations”, said Federico Sada, Vitro’s CEO.

“We have had a strong and solid partnership with Libbey for the past eight years and I believe that this transaction serves the strategic goals of both companies,” he concluded.

With annual sales of US$192 million in 2005, Vitrocrisa manufactures and distributes glassware for the retail, food service, and industrial segments of the glassware industry, and is the largest manufacturer of glass tableware in Latin America.

The completion of this transaction is subject to approval from governmental authorities and Vitro’s shareholders.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information please contact:

Media Monterrey: Albert Chico Smith Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com	Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 3, 2006